July 8, 2025

Terry L. Lee
President and CEO
Commercial Bancgroup, Inc.
6710 Cumberland Gap Parkway
Harrogate, TN 37752

       Re: Commercial Bancgroup, Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted June 23, 2025
           CIK No. 0001981546
Dear Terry L. Lee:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 24, 2025 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1
Non-GAAP Financial Measures Reconciliation, page 22

1. We note your disclosure on pages 18, 72, 84, F-3 and F-6 that there was no provision for credit losses recorded during the three months ended March 31, 2025. This does not agree with your disclosure on page 22, which indicates that a $115,000 provision for credit losses was recorded during this timeframe. Please revise your disclosures accordingly.
Provision for Credit Losses, page 71

2. Please revise your disclosure on page 72 to clarify, if true, that there was no provision
 July 8, 2025
Page 2

       for credit losses recorded during the three months ended March 31, 2025 and that the provision recorded during the three months ended March 31, 2024 was based on an increase in loans outstanding.
Allowance for Credit Losses, page 83

3. Please revise your disclosure on page 84 to ensure that the net charge-offs (recovery)
       amounts and the ratio of net charge-offs (recovery) to average loans are appropriately reflected for each period presented.
Risk Management, page 116

4. We note your response to prior comment 5 and your disclosure that each regional bank president has the authority to approve loans for his or her region at an elevated level above commercial and consumer lenders. Please further describe here or elsewhere as appropriate any limits, governance or other oversight that management or the board exerts over the regional bank presidents.
       Please contact Marc Thomas at 202-551-3452 or Ben Phippen at 202-551-3697 if you
have questions regarding comments on the financial statements and related matters. Please contact Madeleine Joy Mateo at 202-551-3465 or Christian Windsor at 202-551-3419 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance
cc:   Adam Smith, Esq.